Exhibit 99.1

December 15, 2016

Catalyst Paper Announces the Mailing of the Management Information Circular for its previously announced Proposed Recapitalization and the termination of the KGI transaction by the Supporting Parties

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") announced today that the Management Information Circular containing additional information with respect to the previously announced recapitalization plan  (the "Recapitalization") will be filed on SEDAR and EDGAR and mailed to the holders of common shares of Catalyst (the "Shareholders") and the holders (the "Noteholders") of the  PIK Toggle Senior Secured Notes due 2017 (the "Notes") on Friday, December 16, 2016.
As was stated in the interim order received by Catalyst on December 9, 2016, the meetings of the Shareholders and the Noteholders (the "Meetings") to vote on the Recapitalization are scheduled to be held on January 17, 2017, with the record date for the determination of the Shareholders and the Noteholders entitled to vote at the Meetings having been fixed as the close of business on December 9, 2016.
The Recapitalization plan would result in an exchange of the Notes for:
(i)
a new secured term loan in the principal amount of US$135 million, plus accrued and unpaid interest on the Notes from November 1, 2016 to but excluding the effective date of the Recapitalization, which will mature five years from the effective date of the Recapitalization (the "New Secured Term Loan"); and

(ii)	Common shares of Catalyst (the "Common Shares") representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization.
The rights of Catalyst's trade vendors and other suppliers would not be adversely affected under the terms of the Recapitalization.
In connection with the Recapitalization, the minority shareholders of Catalyst will have an opportunity to vote on a transaction pursuant to which all existing Common Shares outstanding before the Recapitalization, other than the common shares held by parties to the Recapitalization Support Agreement, would be repurchased for cancellation by Catalyst for cash consideration equal to C$0.50 per Common Share (the "Privatization Transaction"). Total consideration payable by Catalyst in connection with the Privatization Transaction would be approximately C$2.2 million in the aggregate.

The Privatization Transaction is subject to approval by the minority shareholders of Catalyst pursuant to a vote separate from the vote with respect to the Recapitalization. Completion of the Recapitalization is not conditioned upon approval by the minority shareholders of the Privatization Transaction.
In addition to the requirement that the Privatization Transaction be approved by the minority shareholders of Catalyst, the completion of the Privatization Transaction is further conditioned upon receipt of discretionary exemptive orders from the Canadian securities regulatory authorities to the effect that Catalyst would cease to be a reporting issuer following the completion of such Privatization Transaction.
Support for the Recapitalization and the Privatization Transaction includes a support agreement dated  October 30, 2016, as amended, entered into by the Company and certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P. and Cyrus Capital Partners, L.P. (collectively, the "Supporting Parties"), whereby the  Supporting Parties undertook to vote Common Shares representing approximately 70% of the issued and outstanding Common Shares and Notes representing approximately 87% of the outstanding Notes in favor of the Recapitalization and the Privatization Transaction.
In addition, certain funds and entities managed or controlled by Stonehill Capital Management, LLC agreed to vote Common Shares representing approximately 9.98% of the issued and outstanding Common Shares in favor of both the Recapitalization and the Privatization Transaction.
PricewaterhouseCoopers LLP ("PwC") has provided opinions (the "Fairness Opinions") to the Independent Committee and the Board to the effect that, as of October 31, 2016:  (a) the Recapitalization is fair, from a financial point of view, to the Company, the minority shareholders of the Company and the Noteholders, and (b) the Privatization Transaction is fair, from a financial point of view, to the minority shareholders of the Company.
Additionally, PwC provided the Independent Committee and the Board with a formal valuation (the "Formal Valuation") pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions, which concluded that the fair market value of the Common Shares, as at October 31, 2016, was $NIL. The Formal Valuation also concluded that the fair market value of the Common Shares after the Recapitalization, as at the valuation date of October 31, 2016, is in the range of $2 million to $45 million, which implies a per Common Share value in the range of $0.01 to $0.15, with a mid-point of $0.08 per share.
The PwC report containing the Fairness Opinions and the Formal Valuation was prepared for the sole use of the Independent Committee and the Board and is subject to the scope of review, assumptions and limitations set forth therein. The Formal Valuation and Fairness Opinion are one factor, among others, considered by the Independent Committee and the Board in making their recommendations to Shareholders and the Noteholders to vote in favour of the Recapitalization and the Privatization Transaction. The PwC report will be appended to the Management Information Circular and should be read in its entirety.
Approvals by the Shareholders and the Noteholders will be sought at the Meetings. Completion of the Recapitalization is subject to certain approvals, including those of the Toronto Stock Exchange and the Supreme Court of British Columbia, as well as certain other customary closing conditions. Assuming the receipt of all required approvals and the satisfaction of the closing conditions, it is anticipated that the Recapitalization will be completed and become effective by the end of January 2017.

The Company also reported today that it has been informed by the Supporting Parties that they have terminated the support agreement entered into with Kerjriwal Group International ("KGI") in accordance with its terms.  Pursuant to such support agreement, the  Supporting Parties would have voted in favor of the proposal by KGI to acquire Catalyst.

About Catalyst Paper
Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain statements in this news release, including, without limitation, the statements describing a proposed transaction involving the securities of Catalyst, the Recapitalization Plan, the Privatization Transaction, the amendment to credit facilities of Catalyst, the expected of completion date of the Recapitalization and Privatization Transaction and the benefits of such transactions for Catalyst  and their impact on Catalyst are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including that the Recapitalization Transaction, Privatization Transaction and amendments to credit facilities are subject to the approval of securityholders, court and regulatory approvals and other material conditions and factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:
Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013